November 26, 2013

VIA ELECTRONIC CORRESPONDENCE & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:                        W. P. Carey Inc.
Amendment No. 2 to the Registration Statement on Form S-4
Filed November 21, 2013
File No. 333-191517

Dear Ms. Gowetski:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), W. P. Carey Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, File Number 333-191517, as amended (the “Registration Statement”), so that it will become effective at 12:00 P.M., New York City time, on Wednesday, November 27, 2013, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

November 26, 2013

Should you have any questions or comments regarding the foregoing, please contact Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to the Company at (212) 335-4522.

Sincerely,

/s/ Trevor P. Bond

Trevor P. Bond
Chief Executive Officer
W. P. Carey Inc.

*****

cc:                              Paul Marcotrigiano, Esq.
W. P. Carey Inc.

Christopher P. Giordano, Esq.
DLA Piper LLP (US)

Kathleen L. Werner, Esq.
Clifford Chance US LLP